Exhibit 21.1

Subsidiaries of the Registrant

The registrant has the following subsidiaries:

Name of Subsidiary	State of Organization	Ownership
Guild Mortgage Company LLC	California	100%
Guild Financial Express, Inc.	California	100%
Guild Administration Corp.	California	100%
Guild Mortgage Co SPE W40, LLC	Delaware	100%
Guild Mortgage Co SPE W25, LLC	Delaware	100%
Guild Mortgage Co SPE W70, LLC	Delaware	100%
Mission Village Insurance Agency	California	100%
Bellco Home Loans, LLC	Colorado	51%
Waterton Insurance Enterprises, LLC	Delaware	100%
Guild Insurance Services, LLC	Delaware	76%